SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			8,269,160		0.0528	0.0528
Shares	Common			13,098,160		0.0836	0.0836

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
ADR (*)	Common	According to Minute	Resignation	01	404,860	0.00	0.00
			Total (Reduction)		404,860		0.00

Shares	Common	Itaú Corretora	Sell	10	1,100	16.71	18,381.00
Shares	Common	Itaú Corretora	Sell	28	5,900	17.02	100,418.00
Shares	Common	Itaú Corretora	Sell	28	17,200	17.03	292,916.00
Shares	Common	Itaú Corretora	Sell	28	3,400	17,04	57,936.00
			Total Sell		27,600		469,651.00

Shares	Common	Direct with the Company	Exerc Options	25	190,575	3.18884	607,713.18
Shares	Common	Direct with the Company	Exerc Options	25	161,475	1.57452	254,245.62
			Total Buy		352,050		861,958.80

Shares	Common	Direct with the Company	Subscription	25	218,137	16,87	3,680,048.17
			Total Buy		218,137		3,680,048.17

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,864,300		0.0502	0.0502
Shares	Common			13,640,747		0.0871	0.0871

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  March, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,220,371,480		71.6300	71.6300

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Brasil Plural	Buy	06	300	16.72	5,016.00
Shares	Common	Brasil Plural	Buy	06	6,100	16.73	102,053.00
Shares	Common	Brasil Plural	Buy	06	6,500	16.74	108,810.00
Shares	Common	Brasil Plural	Buy	06	16,300	16.75	273,025.00
Shares	Common	Brasil Plural	Buy	06	300	16.78	5,034.00
Shares	Common	Brasil Plural	Buy	06	13,600	16.79	228,344.00
Shares	Common	Brasil Plural	Buy	06	23,100	16.80	388,080.00
Shares	Common	Brasil Plural	Buy	06	1,500	16.81	25,215.00
Shares	Common	Brasil Plural	Buy	06	1,500	16.82	25,230.00
Shares	Common	Brasil Plural	Buy	06	7,600	16.83	127,908.00
Shares	Common	Brasil Plural	Buy	06	3,300	16.84	55,572.00
Shares	Common	Brasil Plural	Buy	06	6,900	16.85	116,265.00
Shares	Common	Brasil Plural	Buy	07	8,000	16.69	133,520.00
Shares	Common	Brasil Plural	Buy	07	15,000	16.70	250,500.00
Shares	Common	Brasil Plural	Buy	07	9,600	16.71	160,416.00
Shares	Common	Brasil Plural	Buy	07	10,300	16.72	172,216.00
Shares	Common	Brasil Plural	Buy	07	20,900	16.73	349,657.00
Shares	Common	Brasil Plural	Buy	07	19,400	16.74	324,756.00
Shares	Common	Brasil Plural	Buy	07	43,700	16.75	731,975.00
Shares	Common	Brasil Plural	Buy	07	5,500	16.76	92,180.00
Shares	Common	Brasil Plural	Buy	07	6,600	16.77	110,682.00
Shares	Common	Brasil Plural	Buy	07	9,400	16.78	157,732.00
Shares	Common	Brasil Plural	Buy	07	28,300	16.79	475,157.00
Shares	Common	Brasil Plural	Buy	07	63,700	16.80	1,070,160.00
Shares	Common	Brasil Plural	Buy	10	17,000	16.45	279,650.00
Shares	Common	Brasil Plural	Buy	10	34,600	16.46	569,516.00
Shares	Common	Brasil Plural	Buy	10	4,100	16.47	67,527.00
Shares	Common	Brasil Plural	Buy	10	20,800	16.48	342,784.00
Shares	Common	Brasil Plural	Buy	10	34,300	16.49	565,607.00
Shares	Common	Brasil Plural	Buy	10	39,200	16.50	646,800.00
Shares	Common	Brasil Plural	Buy	10	500	16.54	8,270.00
Shares	Common	Brasil Plural	Buy	10	19,600	16.55	324,380.00
Shares	Common	Brasil Plural	Buy	10	12,400	16.56	205,344.00
Shares	Common	Brasil Plural	Buy	10	18,500	16.57	306,545.00
Shares	Common	Brasil Plural	Buy	10	26,600	16.58	441,028.00
Shares	Common	Brasil Plural	Buy	10	34,800	16.59	577,332.00
Shares	Common	Brasil Plural	Buy	10	30,800	16.60	511,280.00
Shares	Common	Brasil Plural	Buy	10	3,100	16.61	51,491.00
Shares	Common	Brasil Plural	Buy	10	7,400	16.62	122,988.00
Shares	Common	Brasil Plural	Buy	10	3,100	16.63	51,553.00
Shares	Common	Brasil Plural	Buy	10	21,000	16.64	349,440.00
Shares	Common	Brasil Plural	Buy	10	37,200	16.65	619,380.00
Shares	Common	Brasil Plural	Buy	10	2,400	16.66	39,984.00
Shares	Common	Brasil Plural	Buy	10	2,100	16.67	35,007.00
Shares	Common	Brasil Plural	Buy	10	2,500	16.68	41,700.00
Shares	Common	Brasil Plural	Buy	10	5,300	16.69	88,457.00
Shares	Common	Brasil Plural	Buy	10	22,700	16.70	379,090.00
Shares	Common	Brasil Plural	Buy	11	19,200	16.51	316,992.00
Shares	Common	Brasil Plural	Buy	11	1,100	16.52	18,172.00
Shares	Common	Brasil Plural	Buy	11	9,200	16.53	152,076.00
Shares	Common	Brasil Plural	Buy	11	8,900	16.54	147,206.00
Shares	Common	Brasil Plural	Buy	11	49,700	16.55	822,535.00
Shares	Common	Brasil Plural	Buy	11	10,100	16.56	167,256.00
Shares	Common	Brasil Plural	Buy	11	4,000	16.57	66,280.00
Shares	Common	Brasil Plural	Buy	11	5,000	16.58	82,900.00
Shares	Common	Brasil Plural	Buy	11	1,000	16.59	16,590.00
Shares	Common	Brasil Plural	Buy	11	2,300	16.65	38,295.00
Shares	Common	Brasil Plural	Buy	11	2,000	16.66	33,320.00
Shares	Common	Brasil Plural	Buy	11	13,900	16.67	231,713.00
Shares	Common	Brasil Plural	Buy	11	6,200	16.68	103,416.00
Shares	Common	Brasil Plural	Buy	11	7,700	16.69	128,513.00
Shares	Common	Brasil Plural	Buy	11	67,900	16.70	1,133,930.00
Shares	Common	Brasil Plural	Buy	12	300	16.54	4,962.00
Shares	Common	Brasil Plural	Buy	12	6,100	16.55	100,955.00
Shares	Common	Brasil Plural	Buy	12	3,600	16.56	59,616.00
Shares	Common	Brasil Plural	Buy	12	9,700	16.57	160,729.00
Shares	Common	Brasil Plural	Buy	12	16,100	16.58	266,938.00
Shares	Common	Brasil Plural	Buy	12	18,300	16.59	303,597.00
Shares	Common	Brasil Plural	Buy	12	61,200	16.60	1,015,920.00
Shares	Common	Brasil Plural	Buy	13	5,000	16.43	82,150.00
Shares	Common	Brasil Plural	Buy	13	10,000	16.45	164,500.00
Shares	Common	Brasil Plural	Buy	13	6,000	16.46	98,760.00
Shares	Common	Brasil Plural	Buy	13	5,000	16.47	82,350.00
Shares	Common	Brasil Plural	Buy	13	6,000	16.48	98,880.00
Shares	Common	Brasil Plural	Buy	13	7,900	16.49	130,271.00
Shares	Common	Brasil Plural	Buy	13	52,100	16.50	859,650.00
Shares	Common	Brasil Plural	Buy	13	4,600	16.53	76,038.00
Shares	Common	Brasil Plural	Buy	13	28,400	16.54	469,736.00
Shares	Common	Brasil Plural	Buy	13	43,800	16.55	724,890.00
Shares	Common	Brasil Plural	Buy	13	1,900	16.56	31,464.00
Shares	Common	Brasil Plural	Buy	13	3,500	16.57	57,995.00
Shares	Common	Brasil Plural	Buy	13	3,000	16.58	49,740.00
Shares	Common	Brasil Plural	Buy	13	37,700	16.59	625,443.00
Shares	Common	Brasil Plural	Buy	13	79,000	16.60	1,311,400.00
Shares	Common	Brasil Plural	Buy	13	4,300	16.61	71,423.00
Shares	Common	Brasil Plural	Buy	13	1,800	16.62	29,916.00
Shares	Common	Brasil Plural	Buy	13	1,900	16.63	31,597.00
Shares	Common	Brasil Plural	Buy	13	5,600	16.64	93,184.00
Shares	Common	Brasil Plural	Buy	13	32,600	16.65	542,790.00
Shares	Common	Brasil Plural	Buy	13	600	16.66	9,996.00
Shares	Common	Brasil Plural	Buy	13	100	16.67	1,667.00
Shares	Common	Brasil Plural	Buy	13	1,500	16.68	25,020.00
Shares	Common	Brasil Plural	Buy	13	1,300	16.69	21,967.00
Shares	Common	Brasil Plural	Buy	13	6,400	16.70	106,880.00
Shares	Common	Brasil Plural	Buy	14	250,000	16.36	4,090,000.00
Shares	Common	Brasil Plural	Buy	14	14,100	16.39	231,099.00
Shares	Common	Brasil Plural	Buy	14	162,400	16.40	2,663,360.00
Shares	Common	Brasil Plural	Buy	14	9,800	16.41	160,818.00
Shares	Common	Brasil Plural	Buy	14	7,700	16.42	126,434.00
Shares	Common	Brasil Plural	Buy	14	9,900	16.43	162,657.00
Shares	Common	Brasil Plural	Buy	14	16,200	16.44	266,328.00
Shares	Common	Brasil Plural	Buy	14	122,300	16.45	2,011,835.00
Shares	Common	Brasil Plural	Buy	14	800	16.46	13,168.00
Shares	Common	Brasil Plural	Buy	14	1,700	16.48	28,016.00
Shares	Common	Brasil Plural	Buy	14	3,900	16.49	64,311.00
Shares	Common	Brasil Plural	Buy	14	45,100	16.50	744,150.00
Shares	Common	Brasil Plural	Buy	14	3,200	16.51	52,832.00
Shares	Common	Brasil Plural	Buy	14	2,700	16.52	44,604.00
Shares	Common	Brasil Plural	Buy	14	2,400	16.53	39,672.00
Shares	Common	Brasil Plural	Buy	14	13,500	16.54	223,290.00
Shares	Common	Brasil Plural	Buy	14	34,300	16.55	567,665.00
Shares	Common	Brasil Plural	Buy	17	3,900	16.41	63,999.00
Shares	Common	Brasil Plural	Buy	17	14,200	16.42	233,164.00
Shares	Common	Brasil Plural	Buy	17	6,400	16.43	105,152.00
Shares	Common	Brasil Plural	Buy	17	38,600	16.44	634,584.00
Shares	Common	Brasil Plural	Buy	17	37,600	16.45	618,520.00

Shares	Common	Brasil Plural	Buy	19	3,000	16.57	49,710.00
Shares	Common	Brasil Plural	Buy	19	4,500	16.58	74,610.00
Shares	Common	Brasil Plural	Buy	19	5,300	16.59	87,927.00
Shares	Common	Brasil Plural	Buy	19	47,500	16.60	788,500.00
Shares	Common	Brasil Plural	Buy	19	600	16.62	9,972.00
Shares	Common	Brasil Plural	Buy	19	15,300	16.63	254,439.00
Shares	Common	Brasil Plural	Buy	19	7,400	16.64	123,136.00
Shares	Common	Brasil Plural	Buy	19	16,400	16.65	273,060.00
Shares	Common	Brasil Plural	Buy	20	2,400	16.58	39,792.00
Shares	Common	Brasil Plural	Buy	20	7,400	16.59	122,766.00
Shares	Common	Brasil Plural	Buy	20	5,700	16.60	94,620.00
Shares	Common	Brasil Plural	Buy	20	9,800	16.61	162,778.00
Shares	Common	Brasil Plural	Buy	20	9,700	16.62	161,214.00
Shares	Common	Brasil Plural	Buy	20	10,800	16.63	179,604.00
Shares	Common	Brasil Plural	Buy	20	9,000	16.64	149,760.00
Shares	Common	Brasil Plural	Buy	20	10,600	16.65	176,490.00
Shares	Common	Brasil Plural	Buy	20	23,800	16.70	397,460.00
Shares	Common	Brasil Plural	Buy	21	2,600	16.65	43,290.00
Shares	Common	Brasil Plural	Buy	21	218,900	16.66	3,646,874.00
Shares	Common	Brasil Plural	Buy	21	20,900	16.70	349,030.00
Shares	Common	Brasil Plural	Buy	21	2,700	16.71	45,117.00
Shares	Common	Brasil Plural	Buy	21	14,000	16.72	234,080.00
Shares	Common	Brasil Plural	Buy	21	48,500	16.73	811,405.00
Shares	Common	Brasil Plural	Buy	21	32,500	16.74	544,050.00
Shares	Common	Brasil Plural	Buy	21	58,600	16.75	981,550.00
Shares	Common	Brasil Plural	Buy	24	3,900	16.65	64,935.00
Shares	Common	Brasil Plural	Buy	24	800	16.66	13,328.00
Shares	Common	Brasil Plural	Buy	24	5,200	16.67	86,684.00
Shares	Common	Brasil Plural	Buy	24	32,900	16.68	548,772.00
Shares	Common	Brasil Plural	Buy	24	25,800	16.69	430,602.00
Shares	Common	Brasil Plural	Buy	24	85,500	16.70	1,427,850.00
Shares	Common	Brasil Plural	Buy	26	8,900	16.61	147,829.00
Shares	Common	Brasil Plural	Buy	26	1,300	16.62	21,606.00
Shares	Common	Brasil Plural	Buy	26	8,300	16.63	138,029.00
Shares	Common	Brasil Plural	Buy	26	28,900	16.64	480,896.00
Shares	Common	Brasil Plural	Buy	26	302,600	16.65	5,038,290.00
Shares	Common	Brasil Plural	Buy	26	15,100	16.68	251,868.00
Shares	Common	Brasil Plural	Buy	26	6,100	16.69	101,809.00
Shares	Common	Brasil Plural	Buy	26	5,400	16.70	90,180.00
Shares	Common	Brasil Plural	Buy	26	5,500	16.71	91,905.00
Shares	Common	Brasil Plural	Buy	26	12,400	16.72	207,328.00
Shares	Common	Brasil Plural	Buy	26	39,900	16.73	667,527.00
Shares	Common	Brasil Plural	Buy	26	37,300	16.74	624,402.00
Shares	Common	Brasil Plural	Buy	26	28,300	16.75	474,025.00
Shares	Common	Brasil Plural	Buy	27	4,800	16.75	80,400.00
Shares	Common	Brasil Plural	Buy	28	27,900	16.95	472,905.00
Shares	Common	Brasil Plural	Buy	31	12,000	16.87	202,440.00
Shares	Common	Brasil Plural	Buy	31	8,400	16.88	141,792.00
Shares	Common	Brasil Plural	Buy	31	50,900	16.89	859,701.00
Shares	Common	Brasil Plural	Buy	31	138,800	16.90	2,345,720.00
			Total Buy		3,686,400		61,241,719.00

Shares	Common	Direct with the Company	Subscription	25	102,088	16.87	1,722,229.89
			Total Buy		102,088		1,722,229.89

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,224,159,968		71.6458	71.6458

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				6,825	0.0000	0.0000

Movimentações no Mês

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	Buy	10	3,000	16.23	48,690.00
			Total Buy		3,000	48,690.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				9,825	0.0001	0.0001

(1)     When filling in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)     Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer